Fidelis Insurance Group Reports Outstanding Fourth Quarter 2025
Combined Ratio of 80.6%, an improvement of 47 points compared with the 2024 period
Annualized Operating ROAE of 18.3%, an improvement of 37 points compared with the 2024 period
Fourth Quarter 2025 Highlights:
•Annualized operating return on average common equity (“Annualized Operating ROAE”) of 18.3%, an improvement of 37 points compared to the fourth quarter of 2024
•Combined ratio improved to 80.6%, an improvement of 47 points compared to 128.0% in the fourth quarter of 2024
•Total capital returned to common shareholders in the quarter of $133.6 million, including common share repurchases of $118.7 million, at an average price of $18.47 per share, and dividends of $14.9 million
•Net income of $117.8 million, or $1.17 per diluted common share, and operating net income of $110.4 million, or $1.09 per diluted common share
•Book value per diluted common share was $24.61 at December 31, 2025, an increase of 15.2% including cumulative dividends from December 31, 2024, of $21.79
Pembroke, Bermuda, February 25, 2026 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the fourth quarter ended December 31, 2025.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented: “Our excellent fourth quarter performance, highlighted by an 80.6% combined ratio and an annualized Operating ROAE of 18.3%, once again demonstrates the strength of our platform and our ability to deliver on our targets as we execute our capital allocation strategy.
"In 2025, we further expanded our network of underwriting partners and continued to capitalize on attractive growth opportunities, achieving record gross premiums written of $4.7 billion, up 7.1% over the prior year.
"We are entering 2026 with a tremendous amount of confidence in our ability to identify and execute on profitable underwriting opportunities. Combined with our strategic use of outwards reinsurance and disciplined capital management, we are well positioned to deliver sustained value to our shareholders, clients, and partners."

Fourth Quarter 2025 Consolidated Results
•Net income for the fourth quarter of 2025 was $117.8 million, or $1.17 per diluted common share. Operating net income was $110.4 million, or $1.09 per diluted common share.
•Underwriting income for the fourth quarter of 2025 was $106.8 million and the combined ratio was 80.6%, compared to underwriting loss of $177.6 million and a combined ratio of 128.0% in the fourth quarter of 2024.
•Net favorable prior year loss reserve development for the fourth quarter of 2025 was $35.4 million, compared to $270.3 million of adverse prior year loss reserve development in the prior year period.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Catastrophe and large losses for the fourth quarter of 2025 were $50.5 million compared to $133.2 million in the prior year period. The fourth quarter of 2025 losses were primarily attributable to Hurricane Melissa and two additional loss events in the Insurance segment. The Reinsurance segment reported no catastrophe and large losses and benefited from the sale of certain subrogation rights related to the California wildfires.
•Net investment income for the fourth quarter of 2025 was $44.0 million compared to $51.4 million in the prior year period.
•Net realized and unrealized investment gains for the fourth quarter of 2025 were $4.0 million, which included $2.5 million of net realized and unrealized gains on other investments, as result of our strategic deployment of assets into alternative investments, including a hedge fund portfolio, which began in the fourth quarter of 2024.
•Annualized Operating ROAE of 18.3% in the quarter compared to (18.4)% in the prior year period.

Full Year 2025 Consolidated Results
•Net income for the year ended December 31, 2025, was $225.5 million, or $2.11 per diluted common share. Operating net income was $205.2 million, or $1.92 per diluted common share.
•Underwriting income for the year ended December 31, 2025, was $117.2 million and the combined ratio was 94.8%, compared to underwriting income of $8.3 million and a combined ratio of 99.7% for the year ended December 31, 2024.
•Catastrophe and large losses for the year ended December 31, 2025, were $515.5 million compared to $509.0 million in the prior year.
•Net favorable prior year loss reserve development of $3.0 million compared to net adverse development of $124.6 million in the prior year.
•Net investment income of $184.0 million compared to $190.5 million in the prior year.
•Net realized and unrealized investment gains for the year ended December 31, 2025 were $22.8 million, which included $12.9 million of net realized and unrealized gains on other investments.
•Operating ROAE of 8.5% for the year ended December 31, 2025, compared to 5.6% in the prior year.
•Book value per diluted common share was $24.61 at December 31, 2025 (dilutive shares at December 31, 2025 of 862,605), compared to $21.79 at December 31, 2024.

The following table details key financial indicators in evaluating our performance for the three and twelve months ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
	($ in millions, except per share data)
Net income/(loss)	$117.8	$(122.2)	$225.5	$113.3
Operating net income/(loss)(1)	110.4	(117.7)	205.2	137.0
Gross premiums written	978.2	953.7	4,717.6	4,403.1
Net premiums earned	552.9	634.5	2,293.7	2,258.1
Catastrophe and large losses	50.5	133.2	515.5	509.0
Net favorable/(adverse) prior year reserve development	35.4	(270.3)	3.0	(124.6)
Net investment income	44.0	51.4	184.0	190.5
Net realized and unrealized investment gains/(losses)	$4.0	$(12.1)	$22.8	$(28.6)

Combined ratio	80.6%	128.0%	94.8%	99.7%
Annualized Operating ROAE(1)	18.3%	(18.4%)	8.5%	5.6%
Earnings/(loss) per diluted common share	$1.17	$(1.09)	$2.11	$0.98
Operating EPS(1)	$1.09	$(1.05)	$1.92	$1.18
________________
(1) See definition and reconciliation in “Non-GAAP Financial Measures Reconciliation”

Segment Results
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Gross premiums written	$981.2	$921.9	$59.3	$3,756.3	$3,538.5	$217.8
Reinsurance premium ceded	(192.9)	(396.9)	204.0	(1,224.4)	(1,488.1)	263.7
Net premiums written	788.3	525.0	263.3	2,531.9	2,050.4	481.5
Net premiums earned	472.1	542.9	(70.8)	1,899.4	1,902.4	(3.0)
Losses and loss adjustment expenses	(246.3)	(480.1)	233.8	(996.5)	(1,101.5)	105.0
Policy acquisition expenses	(123.3)	(190.5)	67.2	(557.6)	(604.6)	47.0
Underwriting income/(loss)	$102.5	$(127.7)	$230.2	$345.3	$196.3	$149.0

Loss ratio	52.2%	88.4%	(36.2) pts	52.5%	57.9%	(5.4) pts
Policy acquisition expense ratio	26.1%	35.1%	(9.0) pts	29.4%	31.8%	(2.4) pts
Underwriting ratio	78.3%	123.5%	(45.2) pts	81.9%	89.7%	(7.8) pts
For the three months ended December 31, 2025, our GPW increased primarily driven by growth from new business opportunities, including newly onboarded partnerships, in several lines of business. These increases were partially offset by premium estimate revisions in multiple lines of business.
For the twelve months ended December 31, 2025, our GPW increased primarily driven by growth from new business opportunities, including newly onboarded partnerships, in several lines of business. These increases were partially offset by the Aviation & Aerospace line of business, where certain deals did not meet our underwriting criteria and rating hurdles, and by premium estimate revisions in multiple lines of business.
For the three and twelve months ended December 31, 2025, our net premiums earned ("NPE") decreased due to business mix as a result of higher gross premiums written on lines of business with longer earnings patterns compared to the prior year periods, as well as due to premium adjustments.

Our policy acquisition expense ratio for the three and twelve months ended December 31, 2025 decreased due to changes in the mix of business written and ceded.
The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Attritional losses	$168.2	$116.1	$52.1	$533.5	$476.7	$56.8
Catastrophe and large losses	103.7	82.7	21.0	385.4	440.2	(54.8)
(Favorable)/adverse prior year development	(25.6)	281.3	(306.9)	77.6	184.6	(107.0)
Losses and loss adjustment expenses	$246.3	$480.1	$(233.8)	$996.5	$1,101.5	$(105.0)

Loss ratio - attritional losses	35.6%	21.4%	14.2 pts	28.1%	25.1%	3.0 pts
Loss ratio - catastrophe and large losses	22.0%	15.2%	6.8 pts	20.3%	23.1%	(2.8) pts
Loss ratio - prior accident years	(5.4)%	51.8%	(57.2) pts	4.1%	9.7%	(5.6) pts
Loss ratio	52.2%	88.4%	(36.2) pts	52.5%	57.9%	(5.4) pts
For the three and twelve months ended December 31, 2025, our loss ratio in the Insurance segment improved by 36.2 points and 5.4 points, respectively, compared to the prior year periods.
The attritional loss ratio for the three and twelve months ended December 31, 2025, increased by 14.2 points and 3.0 points, respectively, compared to the prior year periods due to a higher level of small losses in the current year periods.
The catastrophe and large losses for the three months ended December 31, 2025, were primarily attributable to Hurricane Melissa in our Property line of business, together with a loss event in each of our Aviation & Aerospace and Political Risk, Violence & Terror lines of business. This compared to the prior period catastrophe and large losses that were primarily attributable to Hurricanes Milton and Helene in our Property and Marine lines of business and a single loss event in our Property line of business.
The catastrophe and large losses for the twelve months ended December 31, 2025 were primarily attributable to Hurricane Melissa and the California wildfires in our Property line of business, together with losses in our Other Insurance and Aviation & Aerospace lines of business. This compared to the prior period catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, Hurricanes Milton and Helene, and severe convective storms in our Property and Marine lines of business, together with other smaller losses in various lines of business.
For the three months ended December 31, 2025, favorable prior year development was driven primarily by reductions on prior year catastrophe and large loss events and from benign attritional development on prior accident years. For the twelve months ended December 31, 2025 adverse prior year development was driven primarily by an increase in reserves in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court in June 2025. The increase in loss reserves in Aviation & Aerospace was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Gross premiums written	$(3.0)	$31.8	$(34.8)	$961.3	$864.6	$96.7
Reinsurance premium ceded	(6.2)	(78.1)	71.9	(484.6)	(520.4)	35.8
Net premiums written	(9.2)	(46.3)	37.1	476.7	344.2	132.5
Net premiums earned	80.8	91.6	(10.8)	394.3	355.7	38.6
Losses and loss adjustment expenses	63.1	(32.9)	96.0	(93.3)	(54.3)	(39.0)
Policy acquisition expenses	(21.8)	(22.9)	1.1	(103.7)	(84.0)	(19.7)
Underwriting income	$122.1	$35.8	$86.3	$197.3	$217.4	$(20.1)

Loss ratio	(78.1)%	35.9%	(114.0) pts	23.7%	15.3%	8.4 pts
Policy acquisition expense ratio	27.0%	25.0%	2.0 pts	26.3%	23.6%	2.7 pts
Underwriting ratio	(51.1)%	60.9%	(112.0) pts	50.0%	38.9%	11.1 pts
For the three months ended December 31, 2025, GPW decreased primarily due to a reduction in reinstatement premiums initially recognized on California wildfires and premium adjustments. NPE decreased due to premium adjustments and a reduction to reinstatement premiums initially recognized on California wildfires driven by a lower ultimate loss estimate recorded during the quarter.
For the twelve months ended December 31, 2025, our GPW increased primarily due to reinstatement premiums related to the California wildfires, as well as growth from new business. NPE increased driven by earnings from higher net premiums written in the prior year periods and from the earning of premiums on contracts where the contract limits were exceeded related to the California wildfires.
Our policy acquisition expense ratio for the three and twelve months ended December 31, 2025 increased primarily due to changes in ceded premium and commissions earned from outwards reinsurance partners.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Attritional losses	$(0.1)	$(6.6)	$6.5	$43.8	$45.5	$(1.7)
Catastrophe and large losses	(53.2)	50.5	(103.7)	130.1	68.8	61.3
Favorable prior year development	(9.8)	(11.0)	1.2	(80.6)	(60.0)	(20.6)
Losses and loss adjustment expenses	$(63.1)	$32.9	$(96.0)	$93.3	$54.3	$39.0

Loss ratio - attritional losses	(0.2)%	(7.2)%	7.0 pts	11.1%	12.9%	(1.8) pts
Loss ratio - catastrophe and large losses	(65.8)%	55.1%	(120.9) pts	33.0%	19.3%	13.7 pts
Loss ratio - prior accident years	(12.1)%	(12.0)%	(0.1) pts	(20.4)%	(16.9)%	(3.5) pts
Loss ratio	(78.1)%	35.9%	(114.0) pts	23.7%	15.3%	8.4 pts
The attritional loss ratio for the three months ended December 31, 2025, increased by 7.0 points compared to the prior year period both of which were benign in terms of attritional losses. The attritional loss ratio for the twelve months ended December 31, 2025, improved by 1.8 points compared to the prior year period due to the current year having fewer attritional losses.

The reduction in catastrophe and large losses for the three months ended December 31, 2025, related to the sale of a portion of our subrogation rights on the California wildfire loss event. The catastrophe and large losses for the twelve months ended December 31, 2025 were attributable to the California wildfires. The catastrophe and large losses for the three and twelve months ended December 31, 2024, were primarily attributable to Hurricanes Helene and Milton and from storms in Alberta, Canada.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Ceding commission expense	$88.9	$85.8	$3.1	$325.0	$311.1	$13.9
Profit commission expense	3.8	(23.7)	27.5	3.8	—	3.8
Total commissions	$92.7	$62.1	$30.6	$328.8	$311.1	$17.7

Ceding commission expense ratio	16.1%	13.5%	2.6 pts	14.1%	13.8%	0.3 pts
Profit commission expense ratio	0.7%	(3.7)%	4.4 pts	0.2%	—%	0.2 pts
The Fidelis Partnership commissions ratio	16.8%	9.8%	7.0 pts	14.3%	13.8%	0.5 pts
For the three and twelve months ended December 31, 2025, the increase in The Fidelis Partnership commissions ratio was driven by a higher ceding commission ratio as a result of business mix, as well as no profit commission being earned in 2024 as the operating profit did not achieve the required hurdle rate of return, as outlined in the Framework Agreement.
General and Administrative Expenses
For the three and twelve months ended December 31, 2025, general and administrative expenses were $25.1 million and $96.6 million, respectively (2024: $23.6 million and $94.3 million, respectively). For the three months ended December 31, 2025, the increase was driven primarily by increasing variable compensation as a result of the Group's improved performance in the quarter compared to the prior year period, partially offset by the Bermuda tax credits which were enacted in the quarter. For the twelve months ended December 31, 2025, the increase related to higher employment costs in connection with growth in our headcount, partially offset by lower professional fees and by the Bermuda tax credits which were enacted in the fourth quarter of 2025.

Investments

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	Change	2025	2024	Change
	($ in millions)
Net investment income	$44.0	$51.4	$(7.4)	$184.0	$190.5	$(6.5)
Net realized and unrealized gains/(losses) on other investments	2.5	(1.3)	3.8	12.9	0.7	12.2
Net realized and unrealized investment gains/(losses) excluding other investments	1.5	(10.8)	12.3	9.9	(29.3)	39.2
Net investment return	$48.0	$39.3	$8.7	$206.8	$161.9	$44.9
Net investment return - annualized	4.3%	3.3%	1.0 pts	4.4%	3.5%	0.9 pts

Net Investment Income
Net investment income includes interest and dividend income, net of investment expenses. The decrease in our net investment income for the three and twelve months ended December 31, 2025 resulted from lower investable assets compared to the prior year periods, primarily as the result of the payments for settlements and claims in 2025, partially offset by higher yields on our fixed income investments. During the three and twelve months ended December 31, 2025, we purchased $460.3 million and $1,754.1 million, respectively, of fixed maturity securities at an average yield of 4.1% and 4.4%, respectively. During the three and twelve months ended December 31, 2025, we sold $420.8 million and $2,012.7 million, respectively, of fixed maturity securities at an average yield of 4.4% and 4.4%, respectively.
Net Realized and Unrealized Gains/(Losses) on Other Investments
Net realized and unrealized gains/(losses) on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The increase for the three months ended December 31, 2025 was primarily due to maintaining a higher value of funds invested in other investments, as well, these investments generated a higher return than in the prior year period. The increase for the twelve months ended December 31, 2025 was primarily due to maintaining a higher value of funds invested in other investments throughout the year, following the strategic deployment into other investments in the fourth quarter of 2024, as well, these investments generated a higher return in 2025.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) excluding other investments includes net realized gains/(losses) on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses.

Other Items
Share Repurchases
In the three and twelve months ended December 31, 2025, we repurchased 6,426,797 and 15,184,976, common shares, respectively, for an aggregate of $118.7 million and $261.4 million, respectively, excluding expenses, at an average price of $18.47 and $17.22 per common share, respectively, pursuant to our share repurchase authorization. Included in common shares repurchased for the three months ended December 31, 2025 were 4,075,726 common shares from CVC Falcon Holdings Limited for an aggregate of $75.0 million through two privately negotiated transactions. This resulted in a pro-rata repurchase of 446,589 common shares from The Fidelis Partnership for an aggregate of $8.2 million. Subsequent to December 31, 2025 and through the period ended February 20, 2026, we repurchased 966,510 common shares at an aggregate cost of $18.5 million and an average price of $19.12 per common share.
On February 20, 2026, we announced that our Board of Directors approved an increase to the current common share repurchase authorization to $400 million.
Dividend Announcement
On February 20, 2026, we announced that our Board of Directors has approved and declared a dividend of $0.15 per share, payable on March 27, 2026, to common shareholders of record on March 16, 2026.
Fidelis Insurance Group to Become Pelagos Insurance Capital in 2026
On February 25, 2026, the Company announced that it intends to change its name to Pelagos Insurance Capital Limited (“Pelagos Insurance Capital”) and is expected to begin trading under the new ticker symbol (NYSE: PLGO) in May 2026, subject to all necessary regulatory and legal approvals. For more information, please see our current report on Form 6-K furnished to the SEC on February 25, 2026, available electronically at www.sec.gov.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Thursday, February 26, 2026, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-646-844-6383 (U.S. callers), or 1-833-470-1428 (international callers), and entering the passcode 350245 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Group’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Group’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis Insurance Group
Fidelis Insurance Group, which expects to rebrand as Pelagos Capital Insurance in 2026, subject to all necessary legal and regulatory approvals, is a global specialty insurance and reinsurance company focused on creating value through strategic capital allocation, expert risk selection, and a network of long-term underwriting partnerships.
We have built a strong foundation for scale and profitable growth, underpinned by our disciplined approach to risk selection and our financial strength, which is reflected in our insurer financial strength ratings of A from AM Best, A- from S&P and A3 from Moody’s. Our network of underwriting partners and our highly diversified portfolio enable us to proactively navigate market cycles, offer innovative and tailored solutions, capitalize on favorable risk-reward opportunities, and produce superior returns for shareholders.
For additional information about Fidelis Insurance Group, our people and our products please visit our website at www.FidelisInsurance.com.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Safe Harbor Regarding Forward-Looking Statements

This press release contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•trends related to premium rate hardening or premium rate softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;

•risks associated with our use or anticipated use of emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•the Group’s status as a foreign private issuer means that it will be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in our Annual Report on Form 20-F filed with the SEC on March 11, 2025, as well as subsequent current reports and other filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in our filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. The forward-looking statements contained in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond our control and which could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements, expectations, beliefs and projections made by us in this press release speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contact:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At December 31, 2025 (Unaudited) and December 31, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2025	December 31, 2024
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,590.6, 2024: $3,403.8 (net of allowance for credit losses of $0.6, 2024: $5.9))	$2,640.4	$3,411.6
Short-term investments, available-for-sale, at fair value (amortized cost: $111.3, 2024: $221.9 (net of allowance for credit losses of $nil, 2024: $nil))	111.3	222.1
Other investments, at fair value	485.7	201.0
Total investments	3,237.4	3,834.7
Cash and cash equivalents	873.0	743.0
Restricted cash and cash equivalents	374.6	203.6
Accrued investment income	28.3	35.3
Premiums and other receivables (net of allowance for credit losses of $15.8, 2024: $11.8)	3,322.2	2,729.4
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2024: $nil)	174.8	208.9
Deferred reinsurance premiums	1,441.5	1,422.2
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2024: $0.2)	438.7	278.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2024: $0.8)	1,195.6	1,255.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $243.4, 2024: $200.2)	1,085.0	877.9
Other assets	272.7	176.9
Total assets	$12,443.8	$11,765.9
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,607.1	$3,134.3
Unearned premiums	4,384.8	3,651.5
Reinsurance balances payable	1,659.6	1,540.6
Amounts due to The Fidelis Partnership	457.7	385.8
Long term debt	843.2	448.9
Preference securities	—	58.4
Other liabilities	91.8	98.0
Total liabilities	10,044.2	9,317.5
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 96,651,534, 2024: 111,730,209)	1.0	1.2
Common shares held in treasury, at cost (shares held: nil, 2024: 6,570,003)	—	(105.5)
Additional paid-in capital	1,685.6	2,044.6
Accumulated other comprehensive income	37.1	4.5
Retained earnings	675.9	503.6
Total shareholders' equity	2,399.6	2,448.4
Total liabilities and shareholders' equity	$12,443.8	$11,765.9

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and twelve months ended December 31, 2025 and December 31, 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Revenues
Gross premiums written	$978.2	$953.7	$4,717.6	$4,403.1
Reinsurance premiums ceded	(199.1)	(475.0)	(1,709.0)	(2,008.5)
Net premiums written	779.1	478.7	3,008.6	2,394.6
Change in net unearned premiums	(226.2)	155.8	(714.9)	(136.5)
Net premiums earned	552.9	634.5	2,293.7	2,258.1
Net investment income	44.0	51.4	184.0	190.5
Net realized and unrealized investment gains/(losses)	4.0	(12.1)	22.8	(28.6)
Total revenues	600.9	673.8	2,500.5	2,420.0

Expenses
Losses and loss adjustment expenses	183.2	513.0	1,089.8	1,155.8
Policy acquisition expenses (includes The Fidelis Partnership commissions of $92.7 and $328.8 (2024: $62.1 and $311.1))	237.8	275.5	990.1	999.7
General and administrative expenses	25.1	23.6	96.6	94.3
Corporate and other expenses	—	—	1.2	1.6
Net foreign exchange gains	(2.7)	(6.5)	(0.5)	(1.6)
Financing costs	14.6	7.7	47.7	33.8
Total expenses	458.0	813.3	2,224.9	2,283.6

Income/(loss) before income taxes	142.9	(139.5)	275.6	136.4
Income tax (expense)/benefit	(25.1)	17.3	(50.1)	(23.1)
Net income/(loss)	$117.8	$(122.2)	$225.5	$113.3

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$(0.7)	$(60.8)	$46.4	$9.6
Reclassification of net realized losses/(gains) recognized in net income	(1.7)	5.2	(4.6)	24.7
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(0.6)	4.0	(9.2)	(2.8)
Total other comprehensive income/(loss)	(3.0)	(51.6)	32.6	31.5

Comprehensive income/(loss)	$114.8	$(173.8)	$258.1	$144.8

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share	$1.18	$(1.09)	$2.12	$0.98
Earnings/(loss) per diluted common share	$1.17	$(1.09)	$2.11	$0.98
Weighted average common shares outstanding	100,231,538	111,727,617	106,158,800	115,218,380
Weighted average diluted common shares outstanding	101,065,148	111,727,617	106,741,048	115,627,181

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and twelve months ended December 31, 2025 and December 31, 2024
(Expressed in millions of U.S. dollars)

	Three Months Ended December 31, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$981.2	$(3.0)	$—	$978.2
Net premiums written	788.3	(9.2)	—	779.1
Net premiums earned	472.1	80.8	—	552.9
Losses and loss adjustment expenses	(246.3)	63.1	—	(183.2)
Policy acquisition expenses	(123.3)	(21.8)	(92.7)	(237.8)
General and administrative expenses	—	—	(25.1)	(25.1)
Underwriting income	102.5	122.1		106.8
Net investment income				44.0
Net realized and unrealized investment gains				4.0
Net foreign exchange gains				2.7
Financing costs				(14.6)
Income before income taxes				142.9
Income tax expense				(25.1)
Net income				$117.8

Losses and loss adjustment expenses incurred - current year	(271.9)	53.3		$(218.6)
Losses and loss adjustment expenses incurred - prior accident years	25.6	9.8		35.4
Losses and loss adjustment expenses incurred - total	$(246.3)	$63.1		$(183.2)

Underwriting Ratios(1)
Loss ratio - current year	57.6%	(66.0%)		39.5%
Loss ratio - prior accident years	(5.4%)	(12.1%)		(6.4%)
Loss ratio - total	52.2%	(78.1%)		33.1%
Policy acquisition expense ratio	26.1%	27.0%		26.2%
Underwriting ratio	78.3%	(51.1%)		59.3%
The Fidelis Partnership commissions ratio				16.8%
General and administrative expense ratio				4.5%
Combined ratio				80.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended December 31, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$921.9	$31.8	$—	$953.7
Net premiums written	525.0	(46.3)	—	478.7
Net premiums earned	542.9	91.6	—	634.5
Losses and loss adjustment expenses	(480.1)	(32.9)	—	(513.0)
Policy acquisition expenses	(190.5)	(22.9)	(62.1)	(275.5)
General and administrative expenses	—	—	(23.6)	(23.6)
Underwriting income/(loss)	(127.7)	35.8		(177.6)
Net investment income				51.4
Net realized and unrealized investment losses				(12.1)
Net foreign exchange gains				6.5
Financing costs				(7.7)
Loss before income taxes				(139.5)
Income tax benefit				17.3
Net loss				$(122.2)

Losses and loss adjustment expenses incurred - current year	(198.8)	(43.9)		$(242.7)
Losses and loss adjustment expenses incurred - prior accident years	(281.3)	11.0		(270.3)
Losses and loss adjustment expenses incurred - total	$(480.1)	$(32.9)		$(513.0)

Underwriting Ratios(1)
Loss ratio - current year	36.6%	47.9%		38.3%
Loss ratio - prior accident years	51.8%	(12.0%)		42.6%
Loss ratio - total	88.4%	35.9%		80.9%
Policy acquisition expense ratio	35.1%	25.0%		33.6%
Underwriting ratio	123.5%	60.9%		114.5%
The Fidelis Partnership commissions ratio				9.8%
General and administrative expense ratio				3.7%
Combined ratio				128.0%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Twelve months ended December 31, 2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,756.3	$961.3	$—	$4,717.6
Net premiums written	2,531.9	476.7	—	3,008.6
Net premiums earned	1,899.4	394.3	—	2,293.7
Losses and loss adjustment expenses	(996.5)	(93.3)	—	(1,089.8)
Policy acquisition expenses	(557.6)	(103.7)	(328.8)	(990.1)
General and administrative expenses	—	—	(96.6)	(96.6)
Underwriting income	345.3	197.3		117.2
Net investment income				184.0
Net realized and unrealized investment gains				22.8
Corporate and other expenses				(1.2)
Net foreign exchange gains				0.5
Financing costs				(47.7)
Income before income taxes				275.6
Income tax expense				(50.1)
Net income				$225.5

Losses and loss adjustment expenses incurred - current year	(918.9)	(173.9)		$(1,092.8)
Losses and loss adjustment expenses incurred - prior accident years	(77.6)	80.6		3.0
Losses and loss adjustment expenses incurred - total	$(996.5)	$(93.3)		$(1,089.8)

Underwriting Ratios(1)
Loss ratio - current year	48.4%	44.1%		47.6%
Loss ratio - prior accident years	4.1%	(20.4%)		(0.1%)
Loss ratio - total	52.5%	23.7%		47.5%
Policy acquisition expense ratio	29.4%	26.3%		28.8%
Underwriting ratio	81.9%	50.0%		76.3%
The Fidelis Partnership commissions ratio				14.3%
General and administrative expense ratio				4.2%
Combined ratio				94.8%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Twelve months ended December 31, 2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,538.5	$864.6	$—	$4,403.1
Net premiums written	2,050.4	344.2	—	2,394.6
Net premiums earned	1,902.4	355.7	—	2,258.1
Losses and loss adjustment expenses	(1,101.5)	(54.3)	—	(1,155.8)
Policy acquisition expenses	(604.6)	(84.0)	(311.1)	(999.7)
General and administrative expenses	—	—	(94.3)	(94.3)
Underwriting income	196.3	217.4		8.3
Net investment income				190.5
Net realized and unrealized investment losses				(28.6)
Corporate and other expenses				(1.6)
Net foreign exchange gains				1.6
Financing costs				(33.8)
Income before income taxes				136.4
Income tax expense				(23.1)
Net income				$113.3

Losses and loss adjustment expenses incurred - current year	(916.9)	(114.3)		$(1,031.2)
Losses and loss adjustment expenses incurred - prior accident years	(184.6)	60.0		(124.6)
Losses and loss adjustment expenses incurred - total	$(1,101.5)	$(54.3)		$(1,155.8)

Underwriting Ratios(1)
Loss ratio - current year	48.2%	32.2%		45.7%
Loss ratio - prior accident years	9.7%	(16.9%)		5.5%
Loss ratio - total	57.9%	15.3%		51.2%
Policy acquisition expense ratio	31.8%	23.6%		30.5%
Underwriting ratio	89.7%	38.9%		81.7%
The Fidelis Partnership commissions ratio				13.8%
General and administrative expense ratio				4.2%
Combined ratio				99.7%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

The table below sets forth gross premiums written by line of business for the years ended December 31, 2025 and 2024:

	2025		2024
	GPW	% of total	GPW	% of total
Insurance
Property	$1,314.9	28%	$1,279.6	29%
Marine	722.6	15%	785.7	18%
Asset Backed Finance & Portfolio Credit	531.0	11%	399.2	9%
Energy	208.8	4%	192.5	4%
Cyber	195.6	4%	82.9	2%
Aviation & Aerospace	172.2	4%	339.5	8%
Political Risk, Violence & Terror	156.6	4%	204.2	4%
Other Insurance	454.6	10%	254.9	6%
Total Insurance	3,756.3	80%	3,538.5	80%
Reinsurance
Property Reinsurance	931.6	19%	832.9	19%
Retro & Whole Account	29.7	1%	31.7	1%
Total Reinsurance	961.3	20%	864.6	20%
Total GPW	$4,717.6	100%	$4,403.1	100%

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income/(loss): is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income/(loss) excluding net realized and unrealized investment gains/(losses), net foreign exchange gains, corporate and other expenses, and the income tax effect on these items.
Annualized return on average common equity (“ROAE”): represents annualized net income/(loss) divided by average common shareholders’ equity.
Annualized operating return on average common equity (“Annualized Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as annualized operating net income/(loss) divided by average common shareholders’ equity.
Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income/(loss) by the weighted average diluted common shares outstanding.
The table below sets out the calculation of our Operating net income/(loss), Annualized ROAE, Annualized Operating ROAE and Operating EPS, for the three and twelve months ended December 31, 2025, and 2024.

	Three months ended		Twelve months ended
($ in millions except for share and per share amounts)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	($ in millions)
Net income/(loss)	$117.8	$(122.2)	$225.5	$113.3
Adjustment for net realized and unrealized investment (gains)/losses	(4.0)	12.1	(22.8)	28.6
Adjustment for net foreign exchange gains	(2.7)	(6.5)	(0.5)	(1.6)
Adjustment for corporate and other expenses	—	—	1.2	1.6
Income tax effect of the above items	(0.7)	(1.1)	1.8	(4.9)
Operating net income/(loss)	$110.4	$(117.7)	$205.2	$137.0

Average common shareholders' equity	$2,407.9	$2,540.4	$2,424.0	$2,449.1

Weighted average common shares outstanding	100,231,538	111,727,617	106,158,800	115,218,380
Share-based compensation plans	833,610	—	582,248	408,801
Weighted average diluted common shares outstanding	101,065,148	111,727,617	106,741,048	115,627,181

Annualized ROAE	19.6%	(19.2%)	9.3%	4.6%
Annualized Operating ROAE	18.3%	(18.4%)	8.5%	5.6%

Earnings/(loss) per diluted common share	$1.17	$(1.09)	$2.11	$0.98
Operating EPS	$1.09	$(1.05)	$1.92	$1.18